Groundfloor Finance Inc.

OFFICES	Mailing address
75 Fifth Street, NW, Suite 214	3355 Lenox Rd., Suite 750
Atlanta, GA 30308	Atlanta, GA 30326

August 21, 2015

VIA EDGAR & EMAIL DELIVERY (BARROSS@SEC.GOV)

Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc.
Offering Statement on Form 1-A
Filed March 23, 2015
File No. 024-10440

Dear Ms. Barros:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to that certain Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof which is referred to generally as the “Offering Circular”) filed on March 23, 2015, as amended April 23, 2015, May 22, 2015, July 1, 2015, and July 29, 2015. The Offering Statement has been revised to make certain periodic and technical updates. Additionally, the Offering Statement now relates to the offer and sale of seven separate series of LROs corresponding to the same number of projects for which the Company intends to extend loans for an aggregate offering amount of $545,000.

The Company understands from a telephone conversation with the Staff that the Staff had no comment to the Amendment No. 4 of the Offering Statement. Should the Staff have no further comment to Amendment No. 5, the Company respectfully requests notice of such, with the goal of requesting qualification of the Offering Statement by order of the Commission by August 31, 2015.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava

Director, Secretary, and Executive Vice President,

Legal & Regulatory

Groundfloor Finance Inc.

cc:	Securities and Exchange Commission
Erin Martin
Kim McManus
Coy Garrison
Shannon Sobotka
Kevin Woody

Robbins Ross Alloy Belinfante Littlefield LLC
Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Jason L. Martinez
Benji T. Jones